October 27, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      The Louisiana Land and Exploration Company,
                  LL&E Capital I and LL&E Capital II
                  Registration Statement on Form S-3
                  (Commission File No. 333-16191)

Ladies and Gentlemen:

     On behalf of The Louisiana Land and Exploration Company, a Maryland corporation ("LL&E"), LL&E Capital I, a Delaware business trust and LL&E Capital II, a Delaware business trust (collectively, the "Registrants"), and in accordance with Rules 477 and 478 under the Securities Act of 1933, as amended, we hereby apply for withdrawal of the Registrants' Registration Statement on Form S-3 (the "Registration Statement") filed with the Securities and Exchange Commission on November 15, 1996.

     The Registrants have not issued or sold any securities pursuant to the Registration Statement and, in light of the merger of BR Acquisition Corporation, a wholly owned subsidiary of Burlington Resources Inc., with and into LL&E effective as of October 22, 1997, do not intend to do so in the future.

     Please issue an order granting withdrawal of the Registration Statement and forward a copy of such order to the undersigned at (504) 566-6296. If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact Ling Chow of Cahill Gordon & Reindel at (212) 701-3164, or me at (504) 566-6366.

                              THE LOUISIANA LAND AND
                                 EXPLORATION COMPANY


                              By: /s/ Frederick J. Plaeger, II
                                  ------------------------------------
                                      Frederick J. Plaeger, II
                                      Vice President,
                                      General Counsel and
                                      Corporate Secretary

                              LL&E CAPITAL I, a Delaware
                                 business trust


                              By:  The Louisiana Land and
                                       Exploration Company,
                                       as Depositor



                              By:  /s/ Louis A. Raspino, Jr.
                                   --------------------------------
                                   Name:   Louis A. Raspino, Jr.
                                   Title:  Senior Vice President and Chief
                                               Financial Officer



                              LL&E CAPITAL II, a Delaware
                                  business trust


                              By:  The Louisiana Land and
                                       Exploration Company,
                                       as Depositor



                              By:  /s/ Louis A. Raspino, Jr.
                                   --------------------------------
                                   Name:   Louis A. Raspino, Jr.
                                   Title:  Senior Vice President
                                               and Chief Financial Officer